YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China Tel: (86) 537 5382319 Fax: (86) 537 5383311

July 13, 2016

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Yanzhou Coal Mining Company Limited Form 20-F

for the Year Ended December 31, 2015 Filed April 26, 2016

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 11, 2016 on its Annual Report on Form 20-F. We are in the process of preparing our response to the Commission’s comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to August 8, 2016.

Thank you in advance for your consideration. We look forward to receiving your written confirmation of the extension.

Yours sincerely,

/S/ WU Xiangqian
WU Xiangqian, Director and General Manager
Yanzhou Coal Mining Company Limited